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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

December 28, 2020

VIA EDGAR TRANSMISSION

Re:	Privia Health Group, Inc. Confidential Submission of the Draft Registration Statement on Form S-1 Submitted December 28, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Privia Health Group, Inc. (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s common stock via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review.

In accordance with the procedures of the Commission for draft registration statement submissions, the enclosed Draft Registration Statement is being submitted to you in draft, unsigned form on a confidential basis.

The Company undertakes that it will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to any roadshow or, in the absence of a roadshow, at least 15 days prior to the requested effective date of the Registration Statement.

The Company intends to amend the Draft Registration Statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.